UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A.
Report of independent auditors
on the special review of the
Quarterly Financial Information - ITR
on September 30, 2007 and 2006

(A free translation of the original in Portuguese)
REPORT ON THE SPECIAL REVIEW

To the Management and Shareholders
Contax Participações S.A.

1 We have conducted a special review of the quarterly financial information (ITR) of Contax Participações S.A. (parent company and consolidated), related to the quarter ended on September 30, 2007, comprising the balance sheet, the statement of income and the performance report, expressed by the accounting practices adopted in Brazil, prepared under the responsibility of its management. Our responsibility is to issue a report, without stating an opinion, on these accounting statements. The review of the accounting information for the quarter ended on September 30, 2007 of the subsidiary TNL Contax S.A., used for calculation purposes of the equity accounting and consolidation, as described in note 11, was conducted under the responsibility of other independent auditors. Our report, concerning the amounts of this subsidiary, is exclusively based on the reports of these other independent auditors.

2 Our review was carried out in accordance with the specific rules established by IBRACON - Institute of Independent Auditors of Brazil, jointly with the Federal Accounting Board - CFC, and consisted, mainly, in the: (a) investigation and discussion with the managers responsible for the accounting, financial and operating areas of the company, as to the main criteria adopted in the preparation of the quarterly financial information and (b) review of the material information and subsequent events that have, or may have, material effects on the company’s financial position and operations.

3 Based on our special review and on the report issued by other independent auditors, we are not aware of any material change that should be made to the quarterly financial information referred to in paragraph 1 for it to be in accordance with the accounting practices adopted in Brazil, applied accordantly with the rules issued by the Securities and Exchange Commission of Brazil - CVM, specifically applicable to the preparation of the quarterly financial information.

Rio de Janeiro, October 30, 2007.

José Luiz de Souza Gurgel
Accountant-partner
Regional Accounting Board (CRC) RJ-087339/O-4
BDO Trevisan Auditores Independentes
Regional Accounting Board (CRC) 2SP013439/O-5 “S” RJ

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR - Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date – September 30, 2007

01.01 – IDENTIFICATION

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80
4 – NIRE (Corporate Registry ID) 33.300.275410

01.02 – HEADQUARTERS

1 – ADDRESS Rua do Passeio n° 48 a 56 (parte)			2 – DISTRICT Downtown
3 – ZIP CODE 20021-290	4 – CITY Rio de Janeiro			5 – STATE RJ
6 – AREA CODE 021	7 – TELEPHONE 3131-0000	8 – TELEPHONE 3131-0172	9 – TELEPHONE 3131-0168	10 – TELEX
11 – AREA CODE 021	12 – FAX 3131-0292	13 – FAX 3131-0293	14 – FAX 3131-0294
15 – E-MAIL ri@contax.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1 – NAME Michel Neves Sarkis				2 – ADDRESS Rua do Passeio, 56 – 16° andar
3 – DISTRICT Downtown	4 – ZIP CODE 20021-290		3 – CITY Rio de Janeiro	6 – STATE RJ
7 – AREA CODE 21	8 – TELEPHONE 3131-0009	9 – TELEPHONE 3131-0168	10 – TELEPHONE 3131-0000	11 – TELEPHONE	12 – FAX 3131-0294
13 – E-MAIL msarkis@contax.com.br

01.04 – ITR REFERENCE / AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1– BEGINNING	2 – END	3 – QUARTER	4– BEGINNING	5 – END	6 – QUARTER	7– BEGINNING	8 – END
01/01/2007	12/31/2007	3	07/01/2007	09/30/2007	2	04/01/2007	06/30/2007
9 – INDEPENDENT AUDITOR BDO Trevisan Auditores Independentes					10 – CVM CODE 210.0
11 – TECHNICIAN IN CHARGE José Luiz de Souza Gurgel					12- TECHNICIAN’S CPF (Individual Taxpayer’s ID) 918.587.207-53

01.05 – CAPITAL STOCK

Number of Shares (thousand)	1 – Current quarter 09/30/2007	2 – Previous quarter 06/30/2007	2 – Same quarter previous year 09/30/2006
Paid-up capital
1 – Common	117,939	121,487	127,374
2 – Preferred	218,916	242,974	254,748
3 – Total	336,855	364,461	382,122
Treasury shares
4 – Common	4,943	5,298	3,795
5 – Preferred	18,277	24,058	8,377
6 – Total	23,220	29,356	12,172

01.06 – COMPANY PROFILE

1 – TYPE OF COMPANY Commercial, Industrial and Other Types of Company	2 – STATUS Operational	3 – NATURE OF OWNERSHIP Domestic Holding Company	4 – ACTIVITY CODE 3990 – Management and Venture Capital Company - Without Main
5 – MAIN ACTIVITY Venture Capital and Management	6 – CONSOLIDATION TYPE Total		7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified opinion

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – CORPORATE NAME

01.08 – CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 –CAPITAL STOCK (in thousands of reais)	4 – AMOUNT OF CHANGE (in thousands of reais)	5 – NATURE OF CHANGE	7 – NUMBER OF SHARES ISSUED (thousand)	8 – SHARE PRICE WHEN ISSUED (reais)

01.10 – INVESTOR RELATIONS OFFICER

1 - DATE Rio de Janeiro, November 5, 2007.	2 - SIGNATURE

02.01 – BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – 09/30/2007	4 – 06/30/2007
1	Total Assets	286,236	330,589
1.01	Current Assets	2,048	59,844
1.01.01	Cash and Cash Equivalents	1,264	58,710
1.01.02	Credits
1.01.03	Inventories
1.01.04	Other	784	1,134
1.01.04.01	Deferred and Recoverable Taxes	749	1,063
1.01.04.02	Credits Receivable Subsidiary
1.01.04.03	Dividends Receivable Subsidiary
1.01.04.04	Prepaid Expenses	35	71
1.02	Non-current Assets	284,188	270,745
1.02.01	Long-term Assets	3,677	3,184
1.02.01.01	Sundry Credits
1.02.01.02	Credits with Related Persons
1.02.01.02.01	Direct and Indirect Associated Companies
1.02.01.02.02	Subsidiaries
1.02.01.02.03	Other Related Persons
1.02.01.03	Other	3,677	3,184
1.02.01.03.01	Deferred and Recoverable Taxes	3,677	3,184
1.02.02	Permanent Assets	280,511	267,561
1.02.02.01	Investments	280,511	267,561
1.02.02.01.01	In Direct/Indirect Associated Companies
1.02.02.01.02	In Direct/Indirect Associated Companies -Goodwill
1.02.02.01.03	In Subsidiaries	280,511	267,561
1.02.02.01.04	Other Investments
1.02.02.02	Property, Plant and Equipment
1.02.02.03	Intangible Assets
1.02.02.04	Deferred Charges

02.02 – BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 –- 09/30/2007	4 – 06/30/2007
2	TOTAL LIABILITIES	286,236	330,589
2.01	CURRENT LIABILITIES	1,599	1,491
2.01.01	LOANS AND FINANCINGS
2.01.02	DEBENTURES
2.01.03	SUPPLIERS	58	76
2.01.04	TAXES, FEES AND CONTRIBUTIONS	688	559
2.01.05	DIVIDENDS PAYABLE	812	816
2.01.06	PROVISIONS
2.01.07	DEBTS WITH RELATED PERSONS
2.01.08	OTHER	41	40
2.02	NON-CURRENT LIABILITIES
2.02.01	LONG-TERM LIABILITIES
2.02.01.01	LOANS AND FINANCINGS
2.02.01.02	DEBENTURES
2.02.01.03	PROVISIONS
2.02.01.04	DEBTS WITH RELATED PERSONS
2.02.01.05	OTHER
2.02.02	DEFERRED INCOME
2.04	SHAREHOLDERS’ EQUITY	284,637	329,098
2.04.01	PAID-UP CAPITAL STOCK	223,873	223,873
2.04.01.01	CAPITAL STOCK	223,873	223,873
2.04.02	CAPITAL RESERVES		9,386
2.04.02.01	CAPITAL RESERVES	9,386	9,386
2.04.02.02	TREASURY SHARES	(9,386)
2.04.03	EVALUATION RESERVE
2.04.04	PROFIT RESERVES	25,365	73,690
2.04.04.01	LEGAL	8,146	8,146
2.04.04.02	STATUTORY		48,325
2.04.04.02.01	STATUTORY	53,656	110,711
2.04.02.02.02	TREASURY SHARES	(53,656)	(62,386)
2.04.04.03	FOR CONTINGENCIES
2.04.04.04	UNREALIZED PROFIT	17,219	17,219
2.04.04.05	PROFIT RETENTION
2.04.04.06	SPECIAL FOR UNDISTRIBUTED DIVIDENDS
2.04.04.07	OTHER PROFIT RESERVES
2.04.05	RETAINED EARNINGS	35,399	22,149
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE

03.01 – STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - From 07/01/2007 up to 09/30/2007	4 - From 01/01/2007 up to 09/30/2007	5 - From 07/01/2006 up to 09/30/2006	6 - From 01/01/2006 to 09/30/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES
3.02	DEDUCTIONS FROM GROSS REVENUE
3.03	NET REVENUE FROM SALES AND/OR SERVICES
3.04	COST OF GOODS AND/OR SERVICES SOLD
3.05	GROSS INCOME
3.06	OPERATING EXPENSES/REVENUES	13,346	36,055	18,682	56,523
3.06.01	SELLING
3.06.02	GENERAL AND ADMINISTRATIVE	(559)	(2,124)	(576)	(2,297)
3.06.03	FINANCIAL	959	4,290	2,379	9,043
3.06.03.01	FINANCIAL INCOME	1,011	4,788	2,525	9,371
3.06.03.02	FINANCIAL EXPENSES	(52)	(498)	(146)	(328)
3.06.04	OTHER OPERATING REVENUES				13
3.06.05	OTHER OPERATING EXPENSES	(4)	(89)	(13)
3.06.06	EQUITY IN THE EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	12,950	33,978	16,892	49,764
3.07	OPERATING INCOME	13,346	36,055	18,682	56,523
3.08	NON-OPERATING INCOME
3.08.01	REVENUES
3.08.02	EXPENSES
3.09	INCOME BEFORE TAXATION/INTEREST	13,346	36,055	18,682	56,523
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(97)	(656)	(603)	(2,280)
3.11	DEFERRED INCOME TAX
3.12	STATUTORY INTEREST/CONTRIBUTIONS
3.12.01	INTEREST
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON OWN CAPITAL
3.15	INCOME FOR THE PERIOD	13,249	35,399	18,079	54,243
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	313,635	313,635	369,950	369,950
	EARNINGS PER SHARE	0.04224	0.11287	0.04887	0.14662

01910-0 – CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80

04.01 - NOTES TO THE FINANCIAL STATEMENTS	(In thousands of reais, except when otherwise indicated)

1 Operations

(a) Contax Participações S.A. ("Contax Participações" or the "Company"), established on July 31, 2000, is a publicly-held Company whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quota holder in Brazil or abroad. Its only subsidiary, TNL Contax S.A. ("TNL Contax"), is a contact center service provider, offering a variety of integrated customer interaction solutions between its clients and their consumers.

(b) TNL Contax

TNL Contax S.A., established in August 1998, is a joint-stock, privately-held company, which corporate purpose is providing telephonic customer assistance services in general, offering a variety of integrated customer interaction solutions between its clients and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the telephonic customer assistance services offer, among others.

2 Elaboration and summary of the quarterly financial information

The quarterly financial information has been prepared and is being presented in accordance with accounting practices adopted in Brazil, the Brazilian Corporate Law and rules established by the Brazilian Securities Commission (CVM).

When preparing the quarterly financial information, it is necessary to use estimates to record certain assets, liabilities and other transactions in the accounts. The Company’s quarterly financial information includes, consequently, estimates for the determination of the useful lives of the property, plant and equipment, intangible assets, provisions required for contingent liabilities, decisions on the provisions for income tax and other similar matters. Actual amounts may differ from the estimates.

3 Summary of Significant Accounting Policies

(a) Revenue recognition

Revenues from services rendered by TNL Contax are recorded on the accrual basis, i.e., on the effective rendering of the services, regardless of their billing dates. Most of the commercial contracts are priced based on indicators such as the number of workstations and speaking time, in addition to performance targets.

These revenues are calculated based on available information in the computerized control systems for these indicators, being calculated individually per client. Moreover, these indicators are constantly discussed with the Company's clients, and are reviewed when necessary. Any possible future adjustments arising from these reviews are subsequently recorded.

Operating costs and expenses are recorded on the accrual basis, and are represented mainly by personnel expenses.

Interest income and expenses are represented mainly by interest on investments, Provisional Contribution on Financial Operations (CPMF) and interest and monetary restatements from contingencies, recorded on the accrual basis (Note 6).

(b) Income tax and social contribution

The provisions for income tax and social contribution payable and deferred on temporary differences are established at the base rate of 34%. The installments paid for early settlement of income tax and social contribution are presented under "Deferred and Recoverable Taxes".

TNL Contax has carried out technical studies covering the generation of future results in compliance with management's expectations, taking into account the continuity and maintenance of the future results. These future results are brought to present values and compared to the nominal values of the recoverable tax credits during a period limited to ten years. The technical studies are updated on an annual basis and the tax credits are adjusted based on the outcome of the reviews. These studies are approved by the Company's governing bodies.

(c) Current and non-current assets

These are presented at realizable values, including, when applicable, income and monetary variations.

The provision for doubtful accounts is established based on management's expectations regarding the non-realization of amounts receivable, based on an individual analysis of each credit.

(d) Permanent assets

  Investment - investment in TNL Contax is accounted for using the equity method of accounting in compliance with CVM Instruction No. 247/1996;

  Property, plant and equipment - is presented at acquisition cost. Depreciation is calculated using the straight-line method at rates that take into account the assets' expected useful life (Note 12);

  Intangible assets – in this account the value of the software acquired or developed by the Company is recorded, stated at the acquisition cost. The amortization is calculated through the application of the straight-line method, with rates that take into consideration the software utilization estimates (Note 12).

(e) Calculation of depreciation

TNL Contax changed the useful life estimate of some fixed assets, in the lines of furniture and fixtures and IT equipment, starting to adopt the accelerated depreciation as of January 2007, after indication of the reduction in the useful life expectation of the assets determined in a Technical Report, dated as of May 7, 2007 and prepared with reference date as of December 31, 2006 (Note 12).

(f) Payroll and related accruals

The amounts related to vacation pay owed to the employees are covered by provisions established in proportion to the acquisition period thereof.

(g) Provision for contingencies

The provision for contingencies is established for the contingent risks with expectations of "probable loss" based on the opinion of management and in-house counsel, as well as outside legal advisers. The bases, amounts involved and types of main contingencies are described in Note 14.

(h) Other current and non-current liabilities

These are presented at known or calculable values, in addition to the corresponding charges and monetary variations, when applicable.

4 Costs of Services Rendered and Operating Expenses by Nature

		Consolidated – 9/30/2007

	Cost of services	Selling, general and
	rendered	administrative	Total

Personnel (i)	619,271	31,285	650,556
Third-party services (ii)	108,499	21,712	130,211
Depreciation (iii)	60,757	5,180	65,937
Rental and insurance (iv)	54,292	1,243	55,535
Other inputs (v)	5,718	354	6,072

	848,537	59,774	908,311

		Consolidated – 9/30/2006

	Cost of services	Selling, general and
	rendered	administrative	Total

Personnel (i)	592,062	25,687	617,749
Third-party services (ii)	98,213	22,045	120,258
Depreciation (iii)	34,866	3,832	38,698
Rental and insurance (iv)	46,513	2,543	49,056
Other inputs (v)	10,415	1,119	11,534

	782,069	55,226	837,295

(i) Personnel expenses present an increase due to the growth of the business volume.

(ii) The third-party services considered as "Cost of Services Rendered" refer mainly to expenses with workstation maintenance and data processing, while the services considered as "Selling, general and administrative" refer to expenses with consulting services, traveling, legal advice and others.

(iii) The depreciation cost shows an increase due to the study of the useful life estimate of assets recorded in the lines of furniture and fixtures and IT equipment, generating a new calculation of the depreciation quota as of January 2007. The increase verified in the year was R$24,4 million.

(iv) Rental and insurance expenses basically include the values that are being paid for renting the properties and the contact center operating infrastructure.

(v) The costs with other inputs are higher in the six-month period ended September 30, 2006 due to the punctual costs with the new operation, carried out in that period in the amount of approximately R$5 million.

5 Other Operating Revenues (Expenses), Net

	Consolidated

	9/30/2007	9/30/2006

Other operating revenues
Reversals of contingencies (Note 14)	8,864	15,823
Recovered expenses	69	60

	8,933	15,883

Other operating expenses
Provisions for contingencies (Note 14)	(20,750)	(22,564)
IPTU (Urban Property Tax)	(1,610)	(1,486)
Other	(2,690)	(1,207)

	(25,050)	(25,257)

	(16,117)	(9,374)

6 Financial income, net

		Parent Company		Consolidated

	9/30/2007	9/30/2006	9/30/2007	9/30/2006

Financial revenues
Return on financial
investments (i)	4,609	9,371	11,345	19,991
Interest and monetary
restatement on other
assets	179		864	44
Other financial revenues			324	42

	4,788	9,371	12,533	20,077

Financial expenses
Interest and monetary
variations on other
assets	(18)	(116)	(77)	(246)
CPMF	(348)	(86)	(4,849)	(3,858)
Interest and monetary
restatement of
contingencies			(3,476)	(1,874)
Other financial expenses	(132)	(126)	(1,307)	(487)

	(498)	(328)	(9,709)	(6,465)

	4,290	9,043	2,824	13,612

(i) The return on financial investments had a reduction due to a lower average cash availability due to the share buyback programs carried out as of the second half of 2006 up to August 2007, totaling R$160,7 million, and to the drop in the CDI remuneration rate.

7 Income Tax and Social Contribution

The reconciliation of taxes calculated at nominal rates and the amount of taxes recorded are presented below:

	Parent Company		Consolidated

	9/30/2007	9/30/2006	9/30/2007	9/30/2006

Net income before income tax and
social contribution	36,056	56,523	54,716	79,970

Income tax and social
contribution at nominal rate (34%)	(12,259)	(19,218)	(18,603)	(27,190)

Adjustments for determining the
effective rate

Permanent addition of equity	11,552	16,920	-	-
Accounting

Tax effects on permanent losses (i)			(1,127)	1,123

Other	51	18	413	340

Income tax and social
contribution benefits (expenses)	(656)	(2,280)	(19,317)	(25,727)

Effective income tax and social
contribution rate	1.82%	4.03%	35.30%	32.17%

(i) This refers basically to expenses with fines, donations, free products and sponsorships deemed non deductible, among others.

The credits and expenses related to income tax and social contribution in the income for the year are as follows:

	Parent Company		Consolidated

	9/30/2007	9/30/2006	9/30/2007	9/30/2006

Current
Income tax	469	1,672	13,545	15,063
Social contribution	187	608	5,063	5,554

	656	2,280	18,608	20,617

Deferred

Income tax on temporary additions			(5,250)	(2,130)
Social contribution on temporary
Additions			(1,890)	(768)
Income tax on tax losses			5,771	5,888
Social contribution on negative
base			2,078	2,120

			709	5,110

	656	2,280	19,317	25,727

8 Cash and Cash Equivalents

	Parent Company		Consolidated

	9/30/2007	6/30/2007	9/30/2007	6/30/2007

Cash and banks (i)	17	57	75,194	78,052
Financial investments (ii)	1,247	58,653	64,115	123,290

	1,264	58,710	139,309	201,342

(i) These amounts are kept in a current account as TNL Contax has commitments falling due during the first days of each month related to supplier payments, as well as taxes and payroll.

(ii) Reduction mainly due to share buyback program carried out in the third quarter of 2007, in the amount of R$57,7 million.

Financial investments are indexed to the Interbank Deposit Certificate (CDI) rate.

9 Deferred and Recoverable Taxes

	Parent Company				Consolidated

		9/30/2007		6/30/2007		9/30/2007		6/30/2007

	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

Deferred taxes
Income tax on temporary additions (i)					3,864	9,219	3,568	7,998
Social contribution on temporary additions (i)					1,391	3,319	1,282	2,879
Income tax on tax losses					8,981	989	8,981	3,074
Social contribution on negative base					3,233	368	3,233	1,120

					17,469	13,895	17,064	15,071

Other recoverable taxes
Recoverable income tax (note 13)	533		330		12,917		7,069
Recoverable social contribution (note 13)	198		123		4,662		2,714
Withholding income tax (ii)	18	3,677	610	3,184	738	3,677	1,590	3,184
Withholding PIS/COFINS/CSLL					227		339
Recoverable INSS					424		423
Recoverable ISS (iii)						1,501		1,092

	749	3,677	1,063	3,184	18,968	5,178	12,135	4,276

	749	3,677	1,063	3,184	36,437	19,073	29,199	19,347

(i) The temporary differences determined over the provisions will be recognized upon their realization.

(ii) Withholding income tax on financial investment redemptions, due to the share buyback program, classified in the long term due to the non-perspective of short-term recovery.

(iii) Recoverable ISS is better classified in the Long Term by virtue of the repayment terms with Municipal bodies.

TNL Contax records its deferred tax credits arising from temporary differences, tax loss carryforwards and negative base of social contribution in compliance with the provisions in CVM Decision N° 273/98, which approved the Statement issued by the Institute of Independent Auditors of Brazil – IBRACON on recording income tax and social contribution, as well as CVM Instruction N° 371/02.

Pursuant to the technical study prepared in December 2006 and approved by the Company's management bodies, the generation of future taxable profits during the next four years, brought to present value, will be sufficient to offset these tax credits, as follows:

Up to December 31:	2007

2007	4,365
2008	10,900
2009	11,800
2010	4,299

31,364

10 Judicial Deposits

		Consolidated

	9/30/2007	6/30/2007

Tax	1,316	1,289
Labor	13,645	10,669

	14,961	11,958

The subsidiary TNL Contax maintains judicial deposits to ensure the right of recourse in lawsuits of tax and labor natures.

11 Investments – Parent Company

It represents the Company’s investment in TNL Contax, as described below:

				Interest

			Amount of	Total
	Shareholders’	Net income for	common	capital	Equity	Investment
	equity	the year	shares	%	accounting	amount

On June 30, 2007 (i)	267,561	21,028	309,550,226	100	21,028	267,561

On September 30, 2007 /(i)	280,511	33,978	309,550,226	100	33,978	280,511

(i) The accounting information of the investee, as of September 30, 2007 and June 30, 2007, has been reviewed by independent auditors.

12 Property, Plant and Equipment and Intangible Assets

				Consolidated

	6/30/2007				9/30/2007

						Annual
	Initial				Final	depreciation
Cost	Balance	Additions	Write-offs	Transfers	Balance	rate - %

Property, plant and equipment:
IT equipment	140,134	10,916		(25)	151,025
Furniture and fixtures	37,343	4,115	(3)	9	41,464
Facilities in third-parties’ properties (i)	134,562	10,885	(176)	(8)	145,263
Construction in progress	518	314		(383)	449
Other assets	18,335	3,759		7	22,101

	330,892	29,989	(179)	(400)	360,302

Intangible assets:
Data processing systems	84,019	8,754		400	93,173

	414,911	38,743	(179)	-	453,475

Depreciation/amortization

Property, plant and equipment:
IT equipment (ii)	(109,330)	(8,636)			(117,966)	33.3
Furniture and fixtures (ii)	(11,946)	(1,293)			(13,239)	12.5
Facilities in third-parties’ properties	(29,545)	(3,647)	145		(33,047)	10
Other assets	(5,090)	(607)			(5,697)	10

	(155,911)	(14,183)	145	-	(169,949)
Intangible assets:
Data processing systems	(35,789)	(3,876)			(39,665)	20

	(191,700)	(18,059)	145	-	(209,614)

Net property, plant and
equipment/intangible assets	223,211	20,684	(34)	-	243,861

(i) The real estate rental agreements effectiveness varies from 5 up to 8 years, with possibility of renewal for the same period.

(ii) The monthly depreciation quotas in the lines of IT equipment and furniture and fixtures were reviewed due to the reduction of the economic useful life estimate of assets acquired in these lines up to December 31, 2006. Up to the third quarter of 2007, the increase in the depreciation due to the new useful life was R$24,4 million.

The evaluation and determination studies of the new economic useful life balances of these assets were ascertained in accordance with the rules of A.B.N.T – Brazilian Association of Technical Rules by a specialized consultant qualified for this activity, whose technical report was issued on May 7, 2007.

Below there is a table with the calculation of the depreciation and impact on the year of 2007 and other years:

	Normal depreciation

Property,
plant and
equipment	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Total

Furniture	3,584	3,480	3,402	3,383	3,225	2,757	2,485	2,076	577	199	25,168
IT	20,191	16,265	13,496	4,310	1,592	279	256	16			56,405

Total	23,775	19,745	16,898	7,693	4,817	3,036	2,741	2,092	577	199	81,573

	Depreciation (new useful life)

Property,
plant and
equipment	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Total

Furniture	4,744	4,743	4,663	3,803	3,392	2,789	762	272			25,168
IT	46,222	7,895	2,288								56,405

Total	50,966	12,638	6,951	3,803	3,392	2,789	762	272			81,573

Variation	27,191	(7,107)	(9,947)	(3,890)	(1,425)	(247)	(1,979)	(1,820)	(577)	(199)	0
IR/CSLL	9,245	(2,416)	(3,382)	(1,323)	(485)	(84)	(673)	(619)	(196)	(67)	0

Net effect	17,946	(4,691)	(6,565)	(2,567)	(940)	(163)	(1,306)	(1,201)	(381)	(132)	(0)

13 Taxes, Fees and Contributions Payable

	Parent Company				Consolidated

	9/30/2007	6/30/2007		9/30/2007		6/30/2007

	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

Income tax and Social contribution	688	559	18,985		11,900
ISS			6,637		6,151
PIS and COFINS			4,486		4,380
INSS paid in installments (i)			768	2,663	768	2,779
Other taxes payable			15		10

	688	559	30,891	2,663	23,209	2,779

(i) There are collections for the taxes ascertained, by estimate, according to the amounts recorded in Income Tax and Social Contribution Recoverable (Note 9).

(ii) It refers to the payment in installments of the INSS (Brazilian Social Security Institute) joint liability official notification, which is being totally transferred to third parties, not affecting the result (Note 14).

14 Provisions for Contingencies

					Consolidated

					Monetary
	6/30/2007	Additions	Uses	Reversions	Restatements	9/30/2007

Tax

Service Tax – ISS	708				75	783
INSS (i)	5,213				111	5,324
PIS/COFINS (ii)	347	536				883

	6,268	536			186	6,990

Labor (iii)	35,322	5,559	(981)	(827)	1,210	40,283

Civil	123				4	127

	41,713	6,095	(981)	(827)	1,400	47,400

The provisions for contingencies reflect management's best estimates for the amounts deemed sufficient to cover probable losses from pending claims in these dates and are based on the expert opinions of legal advisors.

In the third quarter of 2006, Contax was imposed an official notification regarding contributions to INSS and joint liability in the total amount of R$21.9 million. From this amount, R$3.5 million were already provisioned. R$3.7 million refers to third parties liabilities and is being totally onlended, not affecting the result of the period, recorded in the “Taxes paid in installments” account as a counterentry to the “Other assets” account. For the R$14.7 million remaining, the Company has argued a defense appeal, since it does not agree with the understanding adopted by the fiscal authorities. In the opinion of our external legal advisors, there is no room for provision of any amount, since they believe that there are likely possibilities of success.

(i) Mainly comprised by provision to regulate contributions to SENAC and SEBRAE entities, in the payments made to INSS (National Institute of Social Security), according to the FPAS (Pension and Social Assistance Fund) table.

(ii) Contingent amount related to the deduction of the ISS cost on the calculation basis for determination of PIS/COFINS, based on the approval of the anticipation of the appellate guardianship up to the judgment of the bill of review no. 2007.01.00.017041 -3/DF, with the Federal Regional Court of the 1st region.

(iii) The labor claims filed against TNL CONTAX by employees and former employees hired by it during its operations amount to R$30,369.

Pursuant to the services agreement executed by Telemar (OI) and TNL Contax, it was defined that labor claims, arising from the migration of work agreements shall be incumbent upon Telemar, which amount has been recorded as a counterentry to “Credits receivable”. The amount of labor claims under Telemar’s responsibility represents R$9,914.

15 Shareholders' Equity

(a) Capital stock

The Company’s capital stock of R$223,873 is comprised of 336,854,627 (364,461,117 on June 30, 2007) book-entry, registered shares, with no par value, of which 117,938,917 (121,487,217 on June 30, 2007) are common shares and 218,915,710 (242,973,900 on June 30, 2007) are preferred shares. Each common share is entitled to one voting right in the resolutions of the General Meeting.

The preferred shares issued by the Company shall not have voting rights, but shall be granted refund priority in the event of liquidation of the Company, without premium, and in the payment of non-cumulative minimum dividends of (a) 6% (six per cent) per year, on the amount resulting from the division of the subscribed capital by the number of shares of the Company or (b) 3% (three per cent) of the share net equity value, prevailing the highest amount between (a) and (b).

The preferred shares may represent up to 2/3 (two thirds) of the total shares issued by the Company, with the possibility of changing the previous existing proportion between common and preferred shares.

(b) Capital reserve in share subscription

The capital reserve constituted in November 2004, in the amount of R$50,000, is represented on September 30, 2007, by the amount of R$9,386, as a consequence of the utilization of part of this reserve in the first share buyback program.

(c) Legal reserve

Pursuant to Article 193 of Brazilian Corporate Law, Contax Participações is obliged to allocate 5% of its net income calculated for the year to a legal reserve, up to 20% of the Company's capital stock. This allocation is optional when the legal reserve and the capital reserves exceed 30% of the capital stock. This reserve may be used to increase capital or offset losses, and may not be distributed as dividends.

(d) Statutory reserve

Pursuant to Article 194 of Brazilian Corporate Law and to Article 29 of Contax Participações’ Bylaws, the Company allocated an investment Reserve to ensure the realization of investments in the Company’s interest, as well as to reinforce its working capital. The Investment Reserve is limited, together with all other profit reserves, to the amount of the capital stock.

(e) Treasury Shares

(i) First share buyback program

At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, and pursuant to the provisions of Article 17, XVI, of the Company’s Bylaws, the share buyback proposal was approved, with funds registered in the Capital Reserve and Statutory Reserve, totaling the buyback of 5,886,700 common shares and 11,773,900 preferred shares, fully cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.

(ii) Second share buyback program

At the Extraordinary Meeting held on November 30, 2006, the Board of Directors approved the launch proposal of the share buyback program, with funds registered in the Capital Reserve and Statutory Reserve, which amounted to the buyback of 5,298,300 common shares and 24,058,190 preferred shares, cancelled on July 25, 2007, thus maintaining 1,750,000 common shares in treasury, as per resolution at the Extraordinary General Meeting.

(iii) Third share buyback program

At the Extraordinary Meeting, held on July 26, 2007, the Board of Directors approved the new share buyback program with funds registered in the Capital Reserve and Statutory Reserve, which amounted to the buyback of 18,277,422 preferred shares and 3,193,472 common shares, summing up R$57,7 million.

	In thousands of reais			In reais

	Thousand	Buyback	Average	Maximum	Minimum
	shares	price	price	price	Price

Preferred Shares

1st Buyback program	11,774	21,517	1.83	1.95	1.61
Share cancellation	(11,774)	(21,517)	1.83
2nd Buyback program	24,058	46,242	1.92	2.00	1.84
(i) Share Cancellation	(24,058)	(46,242)	1.92
3rd Buyback program	18,277	46,424	2.54	2.65	2.46

	18,277	46,424	2.54

Common Shares

1st Buyback program	5,887	19,097	3.24	3.41	3.12
Share cancellation	(5,887)	(19,097)	3.24
2nd Buyback program	5,298	16,144	3.05	3.29	2.97
(i) Share Cancellation	(3.548)	(10,812)	3.05
3rd Buyback program	3,193	11,287	3.53	3.62	3.52

	4,943	16,619	3.36

	23,220	63,043

(f) Unrealized profit reserve

As provided for in Articles 197 and 202 of Law No. 10,303, dated October 31, 2001, Contax Participações allocated the difference between the minimum mandatory dividend and the proposed divided to the unrealized profit reserve, which amount when realized and if not offset by losses in future years, will be added to the first dividend declared after such realization.

The Annual General Meeting held on April 16, 2007 approved the Management’s proposal regarding the allocation of the unrealized profit reserve constituted in 2004, in the amount of R$5,636 and part of the 2005 unrealized profit reserve, in the amount of R$1,414 to dividends distribution, as follows:

  Utilization of the unrealized profit reserve constituted in 2004 exclusively for payment to the holders of preferred shares R$5,636;

  Utilization of part of the unrealized profit reserve constituted in 2005 for payment to shareholders in the proportion of 1/3 for holders of common shares and 2/3 for holders of preferred shares, as per the type of shares, R$1,414.

(g) Dividends

In compliance with its bylaws, Contax Participações should distribute dividends for each year in an amount no less than 25% of adjusted net income, in compliance with Article 202 of the Corporate Law. The Company may also distribute quarterly dividends, provided that the total amount of dividends paid does not exceed the value of its capital reserve.

At the Annual General Meeting held on April 16, 2007, the proposal regarding the allocation of the net income of the year ended December 31, 2006 was approved, already recorded in the financial statements as of that date, as follows: (a) allocation of R$3,736 to legal reserve; (b) dividends distribution to Company’s shareholders holding interest as of April 16, 2007, in the total gross amount of R$11,888, paying R$4.22 per one thousand common shares and R$52.06 per one thousand preferred shares; (c) allocation of R$12,906 to the constitution of an unrealized profit reserve, and (d) allocation of R$53,234 to the constitution of a statutory reserve.

Dividends were paid as of January 1, 2007, remunerated through the application of the Referential Rate (TR). On April 27, 2007, dividends started being paid. The amount paid until September 30, 2007 was R$11,596.

(h) Stock option plan

At the Extraordinary General Meeting held on April 16, 2007, the creation of the Stock Option Plan was approved.

The purpose of the Company’s Stock Option Plan, established pursuant to article 168, paragraph 3, of Law no. 6,404/76, is to attract executives to the Company or its direct or indirect subsidiaries and obtain a greater alignment of the executives’ interests with the shareholders’ interests and the sharing of the capital markets’ risks.

The Stock Option Plan, in its full content, is available on the Company’s website (www.contax.com.br) and on the website of the Brazilian Securities and Exchange Commission - CVM.

16 Financial Instruments

The accounting balances, such as cash and banks, investments, accounts receivable, other assets and accounts payable, related to the financial instruments presented in the balance sheet, when compared to their corresponding market values, do not show relevant differences. The Company does not maintain, up to September 30, 2007, loans and financings in national or foreign currency, consequently, it does not contract operations with financial instruments to reduce the risk of interest or currency fluctuations.

The subsidiary has several leasing, IT equipment, furniture agreements, whose payments are appropriated to the income for the year in the rental and insurance account, during the term of these agreements.

The agreements are summarized as follows:

		Total present value
	Amount of	of agreements	Payable balance

Lessor	installments	9/30/2007	9/30/2007

CIT	48	13,090	8,234

Unibanco	36	13,959	7,483

HP Financial	36	11,670	177
	48	18,975	426
	60	18,313	6,711

IBM Leasing	36	710	1,776
	48	757	10,811
	60	8,862	13,611

		86,336	49,229

(a) Investments

It consists, mainly, of an investment in a closely-held subsidiary, recorded on the equity method of accounting, with 100% interest (Note 11).

(b) Credit risk

The credit risk associated with trade accounts receivable is not relevant, due to the financial size of the companies to which the Company provides services, in addition to the monitoring controls imposed on the client portfolio. Thus, there is no need to constitute an allowance for doubtful accounts.

17 Related Parties - Consolidated

The main transactions between the Parent Company and its subsidiary, and between the latter and other related parties are carried out at terms, prices and other conditions similar to those for third parties and may be summarized below:

					9/30/2007

		OI	Brasil	Brasil	OI
	OI Fixa	Móvel	CAP	Veículos	Internet	Total

Assets
Accounts receivable	12,722	146	325	616	51	13,860

Liabilities
Suppliers	1,734	219				1,953

Revenues
Revenues from services rendered	418,457	110,273	2,684	4,810	7,614	543,838

Costs and expenses
Cost of services rendered	(18,857)	(3,888)				(22,745)

					6/30/2007

		OI	Brasil	Brasil	OI
	OI Fixa	Móvel	CAP	Veículos	Internet	Total

Assets
Accounts receivable	14,799	898	293	548	43	16,581

Liabilities
Suppliers	1,158	481				1,639

					9/30/2006

		OI	Brasil	Brasil	OI
	OI Fixa	Móvel	CAP	Veículos	Internet	Total

Revenues
Revenues from services rendered	464,992	115,201	2,428	4,279	5,362	592,262

Costs and expenses
Cost of services rendered	(20,607)	(1,419)				(22,026)

18 Insurance

The Company has a corporative program for risk management with the objective to minimize risks, obtaining in the market coverages compatible with its size and operations. Management understands that the amounts of the policies to cover any possible future material damages and loss of revenues arising from such events (loss of profits) are sufficient to guarantee the integrity of its assets and full protection of the continuity of its operations.

In the second quarter of 2007 the insurance policies were renewed, with coverage effective until May 2008.

Secured
Branches	amounts

D&O Management civil liability	110,286
Fire of property, plant and equipment	70,211
Loss of profits	51,305
General civil liability	5,000

19 Subsequent Events

(a) BNDES fund raising

At a Board of Directors’ Extraordinary Meeting, held on June 20, 2007, the financing with BNDES was approved to the subsidiary TNL Contax, upon the credit opening, in the amount of R$216 million, with the purpose of investing in the expansion of the business.

The contract was executed in August 23, 2007, for a six-year term with grace period of twenty four months. The release of the first financing lot took place on October 5, 2007, in the amount of R$100 million.

The next releases from BNDES will take place during the year of 2008, after proof of the investments made.

(b) Share buyback program

The Extraordinary General Meeting held on October 17, 2007 approved the cancellation of 1,443,472 common shares and 18,277,422 preferred shares, without decreasing the Company’s Capital Stock, and with 3,500,000 shares remaining in treasury. The Company’s capital stock in the amount of R$223,873 will be represented by 317,133,733 non-par registered shares, with 116,495,445 common shares and 200,638,288 preferred shares.

(c) Reverse split of shares

The Extraordinary General Meeting held on October 17, 2007 approved the reverse split of the total shares representing the Company’s Capital Stock, pursuant to article 12 of Law 6,404/76, at the ratio of 20 shares to 1 share of the same type.

The reverse split aims to: (a) reduce administrative and operating costs for the Company and its shareholders; (b) improve the efficiency of the systems of information registration, control and disclosure; and (c) decrease the possibilities of information and communication errors, improving the service to the Company’s shareholders.

On October 17, 2007, a notice to shareholders was released, notifying terms and procedures concerning the adjustments to their shareholding position.

* * *

02.01 – CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – 09/30/2007	4 – 06/30/2007
1	Total Assets	574,162	580,609
1.01	Current Assets	283,862	314,041
1.01.01	Cash and cash equivalents	139,309	201,342
1.01.02	Credits	96,503	73,183
1.01.02.01	Clients	95,735	72,415
1.01.02.02	Sundry Credits	768	768
1.01.03	Inventories
1.01.04	Other	48,050	39,516
1.01.04.01	Deferred and Recoverable Taxes	36,437	29,199
1.01.04.02	Prepaid Expenses	3,132	2,979
1.01.04.03	Assets for Sale
1.01.04.04	Other Assets	8,481	7,338
1.02	Non-current Assets	290,300	266,568
1.02.01	Long-term Assets	46,439	43,357
1.02.01.01	Sundry Credits
1.02.01.02	Credits with Related Persons
1.02.01.02.01	Direct and Indirect Associated Companies
1.02.01.02.02	Subsidiaries
1.02.01.02.03	Other Related Persons
1.02.01.03	Other	46,439	43,357
1.02.01.03.01	Deferred and Recoverable Taxes	19,073	19,347
1.02.01.03.02	Judicial Deposits	14,961	11,958
1.02.01.03.03	Credits Receivable	11,552	11,209
1.02.01.03.04	Other Assets	853	843
1.02.02	Permanent Assets	243,861	223,211
1.02.02.01	Investments
1.02.02.01.01	In Direct/Indirect Associated Companies
1.02.02.01.02	In Direct/Indirect Associated Companies - Goodwill
1.02.02.01.03	In Subsidiaries
1.02.02.01.04	Other Investments
1.02.02.02	Property, Plant and Equipment	190,353	174,981
1.02.02.03	Intangible Assets	53,508	48,230
1.02.02.04	Deferred Charges

02.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – 09/30/2007	4 – 06/30/2007
2	TOTAL LIABILITIES	574,162	580,609
2.01	CURRENT LIABILITIES	239,462	207,019
2.01.01	LOANS AND FINANCINGS
2.01.02	DEBENTURES
2.01.03	SUPPLIERS	48,753	45,642
2.01.04	TAXES, FEES AND CONTRIBUTIONS	30,891	23,209
2.01.04.01	DEFERRED AND RECOVERABLE TAXES	30,891	23,209
2.01.05	DIVIDENDS PAYABLE	811	816
2.01.06	PROVISIONS
2.01.07	DEBTS WITH RELATED PERSONS
2.01.08	OTHER	159,007	137,352
2.01.08.01	PAYROLL AND RELATED ACCRUALS	158,131	136,291
2.01.08.02	OTHER LIABILITIES	876	1,061
2.02	NON-CURRENT LIABILITIES	50,063	44,492
2.02.01	LONG-TERM LIABILITIES	50,063	44,492
2.02.01.01	LOANS AND FINANCINGS
2.02.01.02	DEBENTURES
2.02.01.03	PROVISIONS	47,400	41,713
2.02.01.04	DEBTS WITH RELATED PERSONS
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE
2.02.01.06	OTHER	2,663	2,779
2.02.02	DEFERRED INCOME
2.04	SHAREHOLDERS’ EQUITY	284,637	329,098
2.04.01	PAID-UP CAPITAL STOCK	223,873	223,873
2.04.01.01	CAPITAL STOCK	223,873	223,873
2.04.02	CAPITAL RESERVES		9,386
2.04.02.01	CAPITAL RESERVES	9,386	9,386
2.04.02.02	TREASURY SHARES	(9,386)
2.04.03	REVALUATION RESERVE
2.04.04	PROFIT RESERVES	25,365	73,690
2.04.04.01	LEGAL	8,146	8,146
2.04.04.02	STATUTORY		48,325
2.04.04.02.01	STATUTORY	53,656	110,711
2.04.04.02.02	TREASURY SHARES	(53,656)	(62,386)
2.04.04.03	FOR CONTINGENCIES
2.04.04.04	UNREALIZED PROFITS	17,219	17,219
2.04.04.05	PROFIT RETENTION
2.04.04.06	SPECIAL FOR UNDISTRIBUTED DIVIDENDS
2.04.04.07	OTHER PROFIT RESERVES
2.04.05	RETAINED EARNINGS	35,399	22,149
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE

03.01 – STATEMENT OF CONSOLIDATED INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - From 07/01/2007 up to 09/30/2007	4 - From 01/01/2007 up to 09/30/2007	5 - From 07/01/2006 up to 09/30/2006	6 - From 01/01/2006 up to 09/30/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	378,875	1,054,790	328,792	988,850
3.02	DEDUCTIONS FROM GROSS REVENUE	(27,986)	(78,534)	(25,368)	(78,815)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	350,889	976,256	303,424	913,035
3.04	COST OF GOODS AND/OR SERVICES SOLD	(301,239)	(848,537)	(259,137)	(782,069)
3.05	GROSS INCOME	49,650	127,719	44,287	130,966
3.06	OPERATING EXPENSES/REVENUES	(28,896)	(73,067)	(16,491)	(50,988)
3.06.01	SELLING	(4,884)	(13,678)	(3,032)	(9,646)
3.06.02	GENERAL AND ADMINISTRATIVE	(17,448)	(46,096)	(16,542)	(45,580)
3.06.03	FINANCIAL	(191)	2,824	4,612	13,612
3.06.03.01	FINANCIAL INCOME	3,539	12,533	6,480	20,077
3.06.03.02	FINANCIAL EXPENSES	(3,730)	(9,709)	(1,868)	(6,465)
3.06.04	OTHER OPERATING REVENUES	1,802	8,933	11,374	15,883
3.06.05	OTHER OPERATING EXPENSES	(8,175)	(25,050)	(12,903)	(25,257)
3.06.06	EQUITY IN THE EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES
3.07	OPERATING INCOME	20,754	54,652	27,796	79,978
3.08	NON-OPERATING INCOME	(31)	64	18	(8)
3.08.01	REVENUES	-	96	18
3.08.02	EXPENSES	(31)	(32)		(8)
3.09	INCOME BEFORE TAXATION/INTEREST	20,723	54,716	27,814	79,970
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(6,709)	(18,608)	(7,143)	(20,617)
3.11	DEFERRED INCOME TAX	(765)	(709)	(2,592)	(5,110)
3.12	STATUTORY INTEREST/CONTRIBUTIONS
3.12.01	INTEREST
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON OWN CAPITAL
3.15	INCOME FOR THE PERIOD	13,249	35,399	18,079	54,243
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	313,635	313,635	369,950	369,950
	EARNINGS PER SHARE	0.04224	0.11287	0.04887	0.14662

09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - ITEM	2 – NATURE OF SUBSIDIARY/AFFILIATE	3 - CNPJ (Corporate Taxpayer's ID)	4 – CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE %	6 - INVENTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER

01	TNL CONTAX S.A	02.757.614/0001-48	PRIVATE SUBSIDIARY	100.00	100.00
COMMERCIAL, INDUSTRY OTHER TYPES OF COMPANY		309,550		309,550

18.01 – SUBSIDIARY’S STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - From 07/01/2007 up to 09/30/2007	4 - From 01/01/2007 up to 09/30/2007	5 - From 07/01/2006 up to 09/30/2006	6 - From 01/01/2006 up to 09/30/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	378,875	1,054,790	328,792	988,850
3.02	DEDUCTIONS FROM GROSS REVENUE	(27,986)	(78,534)	(25,368)	(75,815)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	350,889	976,256	303,424	913,035
3.04	COST OF GOODS AND/OR SERVICES SOLD	(301,239)	(848,537)	(259,137)	(782,069)
3.05	GROSS INCOME	49,650	127,719	44,287	130,966
3.06	OPERATING EXPENSES/REVENUES	(29,292)	(75,145)	(18,281)	(57,747)
3.06.01	SELLING	(4,884)	(13,678)	(3,032)	(9,646)
3.06.02	GENERAL AND ADMINISTRATIVE	(16,889)	(43,972)	(15,966)	(43,283)
3.06.03	FINANCIAL	(1,150)	(1,466)	2,233	4,569
3.06.03.01	FINANCIAL INCOME	2,528	7,745	3,955	10,706
3.06.03.02	FINANCIAL EXPENSES	(3,678)	(9,211)	(1,722)	(6,137)
3.06.04	OTHER OPERATING REVENUES	1,802	8,933	11,374	15,870
3.06.05	OTHER OPERATING EXPENSES	(8,171)	(24,962)	(12,890)	(25,257)
3.06.06	EQUITY IN THE EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES
3.07	OPERATING INCOME	20,358	52,574	26,006	73,219
3.08	NON-OPERATING INCOME	(31)	64	18	(8)
3.08.01	REVENUES	-	96	18	-
3.08.02	EXPENSES	(31)	(32)	-	(8)
3.09	INCOME BEFORE TAXATION/INTEREST	20,327	56,638	26,024	73,211
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(6,612)	(17,952)	(6,540)	(18,337)
3.11	DEFERRED INCOME TAX	(765)	(708)	(2,592)	(5,110)
3.12	STATUTORY INTEREST/CONTRIBUTIONS
3.12.01	INTEREST
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON OWN CAPITAL
3.15	INCOME FOR THE PERIOD	12,950	33,978	16,892	49,764
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	309,550	309,550	309,550	309,550
	EARNINGS PER SHARE	0.04184	0.10977	0.05457	0.16076

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.